
03025155

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to ______


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C. 155 SECTION
PROCESSED
JUL 01 2003
THOMSON FINANCIAL

Commission File Number

______

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eckerd Corporation 401 (k) Savings Plan
8333 Bryan Dairy Road
Largo, Florida 33777

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Form 11-K Annual Report

Effective January 1, 2002 Eckerd Corporation adopted the Eckerd Corporation 401(k) Savings Plan ("Plan") as a defined contribution plan available to all eligible employees of Eckerd Corporation and certain of its subsidiaries. This is the Plan's first required Annual Report on Form 11-K. One permissible investment choice for Plan participants is in a J. C. Penney Company, Inc. common stock fund.

As disclosed in J. C. Penney Company, Inc.'s 2001 Form 10-K, effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly-owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of J. C. Penney Company, Inc. remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt is full and unconditional. Eckerd Corporation is an indirect subsidiary of JCP.


KPMG

ECKERD CORPORATION
401(k) SAVINGS PLAN

Financial Statements and Schedules

December 31, 2002

(With Independent Auditors' Report Thereon)

ECKERD CORPORATION
401(k) SAVINGS PLAN

Table of Contents



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report

The Eckerd Corporation
Eckerd Human Resources and Investment Committee:

We have audited the accompanying statement of net assets available for benefits of the Eckerd Corporation 401(k) Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eckerd Corporation 401(k) Savings Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's "Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974." These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Tampa, Florida
June 20, 2003



Eckerd Corporation
401(k) Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2002

		2002
Assets:		
Investments, at fair value (notes 2, 3 and 4):		
Value of interest in Master Trust	$	346,430,178
Participants' loans (unpaid principal balance approximates fair value)		10,017,759
Total investments		356,447,937
Receivables:		
Accrued company contribution		29,160,889
Accrued interest and dividends		9,638
Due from participants		1,086,566
		30,257,093
Total assets		386,705,030
Liabilities:		
Accounts payable and other liabilities		138,771
Due to Eckerd Corporation (note 1)		445,852
Total liabilities		584,623
Net assets available for benefits	$	386,120,407

See accompanying notes to financial statements.

Eckerd Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

		2002
Additions to net assets attributed to:		
Investment income (loss):		
Net depreciation in fair value of investments	$	(41,301,461)
Interest		6,779,450
Dividends		2,052,522
		(32,469,489)
Less investment expenses		(110,724)
		(32,580,213)
Contributions:		
Proceeds from redemption of preferred shares		417,229
Eckerd Corporation (including contribution of $29,160,889 in J. C. Penney Company, Inc. Common Stock purchased, on the date of contribution)		30,860,889
Participants		64,610,892
		95,889,010
Total additions		63,308,797
Deductions from net assets attributed to:		
Benefit payments		42,774,960
Administrative expenses		2,960,429
Total deductions		45,735,389
Net increase		17,573,408
Net assets transferred from J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (note 6)		368,546,999
Net assets available for benefits:		
Beginning of year		—
End of year	$	386,120,407

See accompanying notes to financial statements.

ECKERD CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

(1) Description of Plan

The following description of the Eckerd Corporation 401(k) Savings Plan (the Plan) provides only general information. For more complete information, Participants should refer to Your Eckerd 401(k) Savings Plan Reference Manual, which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of Eckerd Corporation (the Company) and certain subsidiaries. The Plan is a profit-sharing plan intended to qualify as a cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code of 1986 (Code), as amended. Associates who have completed at least one hour of service, are classified as full time or part time, and have attained age 21 are eligible to participate in the Plan to make pre-tax deposits as soon as administratively feasible. Associates who are age 21 and have at least 1,000 hours of service in a 12-month eligibility computation period, regardless of full time or part time status are also eligible to participate in the Plan. An eligible associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, administrative expenses to implement the Plan, and other expenses. Administrative expenses not paid by the Plan are paid by the Company. Administrative expenses to implement the Plan totaling $643,852 were paid by the Company during 2001 and early 2002. Plan management recommended that these costs be reimbursed by the Plan over a three-year period starting in 2002. The Plan paid $198,000 to the Company in 2002. The remaining $445,852 is a liability of the Plan, and is shown as a payable to the Company.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's Trustee.

(b) Payment of Benefits

Generally, Participants with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) *Contributions*

All Participants are permitted to contribute up to 20% of their earnings (up to maximum earnings of $200,000 for 2002) with a maximum contribution of 20% in tax-deferred deposits (subject to an annual maximum of $11,000 in 2002).

The Company contributes an amount equal to $1.50 for each $1.00 of a Participant's tax deferred deposits up to the first 2% of their earnings, and $1.00 for each $1.00 of a Participant's tax deferred deposits up to the next 1% of their earnings. Associates classified as full time or part time who have attained age 21, and have completed at least one year of eligibility service (12 consecutive months and 1,000 hours) are eligible for the Company matching contribution. Associates who are age 21 and have a least 1,000 hours of service in a 12 month eligibility computation period regardless of full or part time status are also eligible for Company matching contributions. At the discretion of the Company's Board of Directors, an additional Company contribution may be made. No additional contribution was made for 2002. Additionally, Participants who are at least age 55 with 15 or more years of credited service under the J. C. Penney Corporation, Inc. Pension Plan (JCPenney Pension Plan) as of July 31, 2001, receive an additional Company contribution of 3% of their earnings. If Participants did not meet the requirements for the 3% contribution above, are at least age 50 with 10 or more years of credited service under the JCPenney Pension Plan as of July 31, 2001, they receive an additional Company contribution of 2% of their earnings. The Company's contribution amounted to approximately $29.2 million in J. C. Penney Company, Inc. Common Stock (Penney Common Stock) for 2002. Separating Participants who met Plan criteria to receive a partial-year Company matching contribution were paid $1.6 million in 2002. Company discretionary contributions are allocated to each Participant's Penney Common Stock account in accordance with the ratio that each Participant's deposits, not in excess of 20% of earnings (matched deposits), bear to all such deposits by Participants for the applicable Plan year.

(d) *Participants' Investment Funds*

Participants' account balances are invested in the Plan's investment funds in accordance with their elections. These investment funds include the Penney Common Stock Fund, the Aggressive (consisting of investments in U.S. and non-U.S. equity funds), Moderate (consisting of investments in bond funds and U.S. and non-U.S. equity funds), Conservative and Horizon (same investments as Moderate with greater emphasis on fixed income securities) Funds, and the Interest Income Fund (consisting of contracts with insurance companies and structured investment contracts, which earn a specific interest rate for a specified period of time). The Core Index Funds and Mutual Funds were added on February 1, 2002 (note 4). Participant's deposits cannot be invested in the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock) Fund. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value

(e) *Participants' Loans*

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans approximated 5.708% in 2002. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(f) ***Vesting***

Participants are immediately vested in the value of their deposits and earnings thereon as well as the value of the Company matching contribution and earnings thereon. Vesting in Company matching contributions and any earnings thereon prior to January 1, 2002 which were received from the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (formerly the J. C. Penney Company, Inc. Profit-Sharing and Stock Ownership Plan) (JCP Plan) is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts with insurance companies, which are valued at contract value (note 4). The average cost method is used to calculate gains and losses on the sale of investments. The Penney Common Stock and other securities are valued at their quoted market prices. The fair value of Penney Preferred Stock, which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. Participants' loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) Investments in Master Trust

At December 31, 2002, the Plan's investment assets were held in a trust account at State Street Bank and consist of a separate interest in a Master Trust. The Master Trust also includes, as a separate interest, the investment assets of the JCP Plan (note 6).

The Master Trust was composed of the following investments at December 31, 2002:

(Continued)

ECKERD CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

		2002
Penney Common Stock Fund	$	832,484,151
Penney Preferred Stock Fund		334,530,481
State Street Bank Liquidity Fund		109,774,552
Daily EAFE (Europe, Australia and the Far East) Fund		104,104,722
Russell 3000 Fund		327,002,760
Intermediate Bond Fund		90,609,272
Investments held in Core Index Funds		70,889,803
Investments held in Mutual Funds		76,960,911
Funds held under structured investment contracts		908,357,782
Funds with insurance companies		289,024,075
Participant loans		98,104,611
	$	3,241,843,120

The net investment income of the Master Trust for the year ended December 31, 2002 is summarized as follows:

		2002
Net depreciation in fair value of investments	$	(266,327,789)
Interest		76,971,002
Dividends		47,688,939
	$	(141,667,848)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 12% at December 31, 2002.

(4) Investments of Plan in Master Trust

Funds with insurance companies at December 31, 2002 are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. Interest rates on these contracts range from 4.50% to 7.78% at December 31, 2002 and maturities range from March 2003 to August 2007.

The Plan also invests in synthetic investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

On February 1, 2002, the Core Index Funds and Mutual Funds were added to the Plan. The Core Index Funds include investments in the S&P 500 Fund, the Russell 1000 Growth Fund, the Russell 1000 Value

(Continued)

Fund, the Russell 2000 Fund, the EAFE Fund, and the Intermediate Bond Fund. The Mutual Funds include investments in the Fidelity Dividend Growth Fund, the T. Rowe Price Blue Chip Growth Fund, the Vanguard Growth Equity Fund, the American Century Growth Fund Inv., the Vanguard Equity Income Fund, the T. Rowe Price Small Cap Stock Fund, the Dreyfus Founders Discovery Fund A, the AIM Aggressive Growth Fund A, the T. Rowe Price Small Cap Value Fund, the Fidelity Diversified International Fund, and the American Century International Growth Fund Inv.

The Penney Preferred Stock is convertible into Penney Common Stock at a ratio of 1:20. Each 1/20 of a share of Penney Preferred Stock has a minimum value of $30. J. C. Penney Company, Inc. has the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The Plan received approximately $417 thousand in cash in 2002 for settlement from redemption of Penney Preferred Stock. However, if a Participant requests settlement of such fund in shares, the Participant will receive shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock. A Participant's Penney Preferred Stock Fund will be settled with Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock if the market price of Penney Common Stock exceeds the conversion value of $600 per share of Penney Preferred Stock. However, a Participant may request settlement of such fund in cash. The annual dividend on the Penney Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

Except for certain funds with insurance companies or mutual fund companies, the Plan's investments are held by the Trustee. The following tables present investment information.

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments	2002 Fair/contract value
Investments at fair value as determined by quoted market price:	
Penney Common Stock	$ 54,094,023
Daily EAFE Fund	26,389,400
Intermediate Bond Fund	20,764,053
Russell 3000 Fund	82,428,898
Noncredit card backed taxable bonds	44,385,033
Other	92,800,742
	320,862,149
Participant loans (interest rates approximated 5.7% in 2002)	10,017,759
Investments at contract value:	
Funds with insurance companies	25,568,029
	$ 356,447,937

(Continued)

ECKERD CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

The number of units and net asset value per unit at December 31, 2002 follows:

	December 31, 2002	
	Units	Net asset value
Penney Common Stock Fund	14,828,818	$ 3.739543
Penney Preferred Stock Fund	3,208,951	4.905368
Aggressive Fund	7,978,448	9.667977
Moderate Fund	2,913,8311	11.240549
Conservative Fund	1,506,687	12.239776
Horizon Fund	118,114	9.963873
Interest Income Fund	8,377,039	13.622814
Core Index Funds	1,460,893	Various
Mutual Funds	993,341	Various

The net asset value for the Penney Preferred Stock Fund is based on the value of the Penney Preferred Stock allocated to Participants, excluding forfeitures, as of December 31, 2002.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value $41,301,461, as follows:

	2002
Penney Common Stock	$ (8,009,112)
Aggressive Fund	(23,420,628)
Moderate Fund	(4,779,635)
Conservative Fund	(1,148,559)
Horizon Fund	7,933
Investments held in Core Index Funds	(989,867)
Investments held in Mutual Funds	(2,961,593)
	$ (41,301,461)

(5) Plan Mergers and Transfer of Assets

Effective January 1, 2002, the net assets of the Company's associates held in the JCP Plan were transferred to the Plan (see note 6 below).

(6) Creation of the Plan

Prior to January 1, 2002, the JCP Plan was available to all eligible Company associates. Effective January 1, 2002, the Company adopted a new Plan for all eligible associates, and all assets and liabilities related to Plan Participants in the amount of $368,546,999 were transferred from the JCP Plan to this Plan. These assets will continue to be held as a separate interest in the Master Trust (note 3).

(7) Tax Status

The Plan is intended to be tax qualified. A determination letter request is in the process of being prepared for filing with the Internal Revenue Service. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8) Form 5500 Reconciliation

Investments and investment income for the Plan's 2002 financial statements and Form 5500 reporting are classified in different line item categories due to the financial statements containing more specific categories than the Form 5500. The total amount of investments and investment income in the financial statements agree to the amount recorded on Form 5500.

Net assets and total deductions reported in the Plan's 2002 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements due to Participant loans which were deemed as distributions. The differences between the Plan's 2002 Form 5500 and the accompanying financial statements are as follows:

Net assets available for benefits per the Form 5500	$	386,036,420
Deemed distributions of Participant loans		83,987
Net assets available for benefits per the financial statements	$	386,120,407
Total deductions per the Form 5500	$	42,858,947
Deemed distributions of Participant loans		(83,987)
Total deductions per the financial statements	$	42,774,960

(9) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants remain fully vested in the amounts allocated to their accounts.

(10) Plan Amendment

Effective January 27, 2002, J.C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney

(Continued)

Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional.

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
J.C. Penney Company, Inc *	Common Stock	2,350,892	shares	$	54,094,023
J.C. Penney Company, Inc *	Preferred Stock	27,220	shares		16,527,699
State Street Bank *	Daily EAFE Fund	2,963,784	units		26,389,400
State Street Bank *	Intermediate Bond Fund	627,537	units		20,764,053
State Street Bank *	Russell 3000 Fund	7,097,365	shares		82,428,898
State Street Bank *	Liquidity Fund	9,731,462	units		9,731,462
State Street Bank *	S&P 500 Fund	470,475.499	units		3,661,643
State Street Bank *	Russell 1000 Growth Fund	101,841.028	units		749,115
State Street Bank *	Russell 1000 Value Fund	211,870.105	units		1,805,693
State Street Bank *	Russell 2000 Fund	93,249.985	units		751,891
State Street Bank *	EAFE Fund	37,173.147	units		320,754
State Street Bank *	Intermediate Bond Fund	546,283.643	units		5,844,805
Fidelity	Fidelity Dividend Growth Fund	163,596.606	units		3,652,001
T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	42,335.025	units		930,029
Vanguard	Vanguard Growth Equity Fund	98,894.890	units		657,494
American Century	American Century Growth Fund Inv.	21,826.517	units		315,368
Vanguard	Vanguard Equity Income Fund	101,907.956	units		1,907,336
T. Rowe Price	T. Rowe Price Small Cap Stock Fund	121,093.092	units		2,605,346
Dreyfus	Dreyfus Founders Discovery Fund A	16,832.900	units		322,191
AIM	AIM Aggressive Growth Fund A	86,025.315	units		629,586
T. Rowe Price	T. Rowe Price Small Cap Value Fund	228,641.058	units		5,013,056
Fidelity	Fidelity Diversified International Fund	63,700.705	units		1,093,771
American Century	American Century International Growth Fund Inv.	48,485.507	units		310,193
					240,505,807
Funds held under structured investment contracts					
SP SIC Pool	State Street Short Term				1,504,531
SP SIC Pool	Cash (U.S. $)				3,161
CDSIC	Cash (U.S. $)				(2,567,118)
CDSIC	State Street Short Term				2,802,744
Total short-term investment funds					**1,743,318**
SP SIC Pool	Boeing Cap Corp	7.100%	Matures 9/27/05		491,320
SP SIC Pool	Rockwell Intl Corp NTS	7.875%	Matures 2/15/05		99,005
SP SIC Pool	Rockwell Intl Corp NTS	6.625%	Matures 6/1/05		125,426
SP SIC Pool	CARAT 2002 4 A4	2.640%	Matures 3/17/08		71,420
SP SIC Pool	CARAT 2002-2 A4	4.500%	Matures 10/15/07		466,371
SP SIC Pool	DCAT 2001 B A4	5.320%	Matures 9/6/06		536,191
SP SIC Pool	FORDO 2000-E A4	6.740%	Matures 6/15/04		52,313
SP SIC Pool	HAROT 2002 4 A4	2.700%	Matures 4/15/08		336,939
SP SIC Pool	NAROT 2001-C A4	4.800%	Matures 2/15/07		371,115
SP SIC Pool	NAROT 2002 A A4	4.280%	Matures 10/16/06		92,631
SP SIC Pool	RART 2002 1 A3	2.630%	Matures 1/16/07		196,660
SP SIC Pool	TAOT 2002-B A4	4.390%	Matures 5/15/09		22,372
SP SIC Pool	WESTO 2000-A A3	7.220%	Matures 9/20/04		1,923
SP SIC Pool	WOART 2002 A A4	4.050%	Matures 7/15/09		471,908
SP SIC Pool	DaimlerChrysler NA HLDG CORP	7.250%	Matures 1/18/06		250,465
SP SIC Pool	Ford Motor Credit	6.875%	Matures 2/1/06		91,337
SP SIC Pool	Ford Motor Credit	6.700%	Matures 7/16/04		93,065
SP SIC Pool	General Motors Acceptance Corporation	6.380%	Matures 1/30/04		92,548
SP SIC Pool	GMAC	7.625%	Matures 6/15/04		279,023
SP SIC Pool	Pitney Bowes Credit Corp	5.750%	Matures 8/15/08		314,445
SP SIC Pool	Toyota Motor Credit Corp	5.625%	Matures 11/13/03		230,376
SP SIC Pool	Toyota Motor Credit Corp	5.650%	Matures 1/15/07		127,017
SP SIC Pool	Abbey National Mtn	6.690%	Matures 10/17/05		148,215
SP SIC Pool	Abbey National 1st Cap Sub	8.200%	Matures 10/15/04		296,810
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.550%	Matures 6/28/06		555,160
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.250%	Matures 5/31/05		45,118
SP SIC Pool	Bank of Boston Corp	6.625%	Matures 2/1/04		95,266
SP SIC Pool	Bayerische Landesbank NY	5.875%	Matures 12/01/08		206,040
SP SIC Pool	CIBC Capital FDG 144A	6.400%	Matures 12/17/04		95,328

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
SP SIC Pool	City National BK	6.375%	Matures 1/15/08	$	49,522
SP SIC Pool	Comerica Bank	7.650%	Matures 8/15/10		436,723
SP SIC Pool	Den Danske Bk Sub NT144A	6.550%	Matures 9/15/03		120,659
SP SIC Pool	Dresdner Bank A G	6.625%	Matures 9/15/05		97,109
SP SIC Pool	First Union Corp	7.000%	Matures 3/15/06		99,972
SP SIC Pool	HSBC Americas Inc	7.000%	Matures 11/1/06		141,357
SP SIC Pool	JP Morgan & Co SUBNT	7.625%	Matures 9/15/04		97,683
SP SIC Pool	M & I Marshall & Ilsley Bank	4.125%	Matures 9/04/07		147,324
SP SIC Pool	MBNA America Bank NA	6.500%	Matures 6/20/06		515,423
SP SIC Pool	Mellon Financial	5.750%	Matures 11/15/03		92,180
SP SIC Pool	Mellon Funding Corp	4.875%	Matures 6/15/07		373,693
SP SIC Pool	Midland Bank PLC	7.625%	Matures 6/15/06		302,669
SP SIC Pool	Morgan JP & Co Inc	6.875%	Matures 1/15/07		201,189
SP SIC Pool	National City Bank of Indiana	4.875%	Matures 7/20/07		265,926
SP SIC Pool	NationsBank Corp	6.875%	Matures 2/15/05		277,332
SP SIC Pool	NationsBank Corp SNR	7.000%	Matures 5/15/03		95,531
SP SIC Pool	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04		96,433
SP SIC Pool	Northwest Corp Mtn	7.650%	Matures 3/15/05		100,496
SP SIC Pool	SunTrust Banks Inc	5.050%	Matures 7/01/07		98,054
SP SIC Pool	US Bancorp	5.100%	Matures 7/15/07		292,262
SP SIC Pool	Wachovia Corp	7.450%	Matures 7/15/05		204,832
SP SIC Pool	Wells Fargo & Co	5.125%	Matures 2/15/07		289,703
SP SIC Pool	Wells Fargo Co	9.125%	Matures 2/1/04		105,994
SP SIC Pool	Diageo Capital PLC	3.500%	Matures 11/19/07		446,830
SP SIC Pool	Pepsico Inc 144A	5.375%	Matures 2/17/04		93,910
SP SIC Pool	Ontario Province CDA	7.375%	Matures 1/27/03		183,113
SP SIC Pool	IBM Corp	4.875%	Matures 10/01/06		236,236
SP SIC Pool	International Business Machines Corp	5.100%	Matures 11/10/03		91,579
SP SIC Pool	Hutchison Whampo 144A	6.950%	Matures 8/1/07		252,972
SP SIC Pool	May Dept Stores	9.600%	Matures 1/27/06		107,300
SP SIC Pool	United Technologies Corp	4.875%	Matures 11/01/06		104,157
SP SIC Pool	E.I. du Pont NT deNemours	8.125%	Matures 3/15/04		97,115
SP SIC Pool	Abbott Laboratories	5.625%	Matures 7/1/06		593,664
SP SIC Pool	SmithKline Beecham Mtn	7.375%	Matures 4/15/05		99,217
SP SIC Pool	Zeneca Wilmington SNR NTS	6.300%	Matures 6/15/03		90,572
SP SIC Pool	Alabama Power	4.875%	Matures 9/1/04		308,067
SP SIC Pool	Alabama Power Co	5.350%	Matures 11/15/03		91,796
SP SIC Pool	Florida Power Corp Mtn	6.720%	Matures 7/1/05		98,515
SP SIC Pool	Natl Rural Util Coop FMG	5.950%	Matures 1/15/03		181,974
SP SIC Pool	Natl Rural Util	6.000%	Matures 1/15/04		188,233
SP SIC Pool	Natl Rural Util	5.300%	Matures 9/25/03		459,847
SP SIC Pool	Pedernales Electric Corp 144A	4.093%	Matures 11/15/12		238,078
SP SIC Pool	Penn Power & Light FMG	6.500%	Matures 4/1/05		98,054
SP SIC Pool	PPL Electric Utilities	5.875%	Matures 8/15/07		370,372
SP SIC Pool	Pub Service Elec & Gas Sr BB Mtg	9.125%	Matures 7/1/05		206,975
SP SIC Pool	Sempra Energy	6.800%	Matures 7/1/04		206,335
SP SIC Pool	Texas Utilities	6.375%	Matures 10/1/04		89,613
SP SIC Pool	Texas Utilities 1st Mtg	6.750%	Matures 3/1/03		91,122
SP SIC Pool	United Energy LTD 144A	6.000%	Matures 11/01/05		340,255
SP SIC Pool	Virginia Elec & Power	5.750%	Matures 3/31/06		388,133
SP SIC Pool	JDOT 2001 A A4	3.780%	Matures 9/15/08		227,476
SP SIC Pool	Kraft Foods	4.625%	Matures 11/1/06		346,589
SP SIC Pool	General Mills	3.875%	Matures 11/30/07		179,296
SP SIC Pool	Sysco Corp	6.500%	Matures 6/15/05		194,589
SP SIC Pool	Sysco Corp	4.750%	Matures 7/30/05		193,609
SP SIC Pool	Finland Rep NT	7.875%	Matures 7/28/04		99,873
SP SIC Pool	Laclede Gas Co	8.500%	Matures 11/15/04		98,455
SP SIC Pool	Northern Border Pipeline	6.250%	Matures 5/1/07		144,810
SP SIC Pool	Southern California Gas 1st MTG	5.750%	Matures 1/15/03		184,237
SP SIC Pool	CFAB 2002-2 1A3	4.038%	Matures 2/25/23		462,350
SP SIC Pool	ACE Limited	6.000%	Matures 4/1/07		232,068
SP SIC Pool	AIG SunAmerica Global Financing 144A	5.850%	Matures 2/1/06		294,019
SP SIC Pool	Allstate Corp	5.375%	Matures 12/1/06		287,266
SP SIC Pool	Hartford Finl Serv	7.750%	Matures 6/15/05		389,824
SP SIC Pool	Jackson Natl Life Global Fund 144A	5.250%	Matures 3/15/07		473,729
SP SIC Pool	John Hancock Global Funding II	5.000%	Matures 7/27/07		189,556

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
SP SIC Pool	Lincoln National Corp	5.250%	Matures 6/15/07	$	323,614
SP SIC Pool	Marsh & McLennan	5.375%	Matures 3/15/07		308,851
SP SIC Pool	MassMutual Global Funding LLC 144A	5.078%	Matures 3/5/07		184,859
SP SIC Pool	Met Life 144A Surplus NT	6.300%	Matures 11/1/03		1,020,759
SP SIC Pool	Monumental Global Funding 144A	6.050%	Matures 1/19/06		393,494
SP SIC Pool	Principal Financial Group 144A	7.950%	Matures 8/15/04		292,439
SP SIC Pool	Principal Life Global 144A	5.125%	Matures 6/28/07		93,166
SP SIC Pool	Protective Life US Funding 144A	5.875%	Matures 8/15/06		260,855
SP SIC Pool	St Paul Companies Inc	5.750%	Matures 3/15/07		287,388
SP SIC Pool	TIAA Global Markets 144A	5.000%	Matures 3/1/07		302,926
SP SIC Pool	Goldman Sachs Grp 144A	7.125%	Matures 3/1/03		182,631
SP SIC Pool	Lehman Brothers Holdings	7.500%	Matures 9/1/06		154,144
SP SIC Pool	Morgan Stanley Group Inc	5.625%	Matures 1/20/04		469,478
SP SIC Pool	Paine Webber Group Inc.	6.450%	Matures 12/1/03		92,797
SP SIC Pool	John Deere Capital Corp	5.125%	Matures 10/19/06		285,865
SP SIC Pool	Time Warner Inc Notes	7.750%	Matures 6/15/05		94,420
SP SIC Pool	Alcoa Inc	4.250%	Matures 8/15/07		280,611
SP SIC Pool	Gillette Comp	4.000%	Matures 6/30/05		371,401
SP SIC Pool	Gillette Comp	3.500%	Matures 10/15/07		89,496
SP SIC Pool	Proctor & Gamble	5.250%	Matures 9/15/03		138,141
SP SIC Pool	HDEMT 1998-3 A2	5.430%	Matures 10/15/04		33,803
SP SIC Pool	Atlantic Richfield	5.550%	Matures 4/15/03		90,492
SP SIC Pool	BP Canada Finance BV	3.375%	Matures 10/31/07		193,913
SP SIC Pool	ChevronTexaco Capital Company	3.500%	Matures 9/17/07		546,120
SP SIC Pool	ConcoPhillips	8.500%	Matures 5/25/05		331,190
SP SIC Pool	Texaco	8.500%	Matures 2/15/03		91,962
SP SIC Pool	Norfolk Southern Corp NT	7.875%	Matures 2/15/04		96,707
SP SIC Pool	Centerpoint Properties MTN	7.900%	Matures 1/15/03		137,695
SP SIC Pool	Price Reit Inc	7.125%	Matures 6/15/04		168,080
SP SIC Pool	FCCGT 1996-A A	6.750%	Matures 10/17/11		20,851
SP SIC Pool	Costco Wholesale Corp	5.500%	Matures 3/15/07		218,036
SP SIC Pool	Dayton Hudson	6.400%	Matures 2/15/03		91,052
SP SIC Pool	Sears Roebuck Acceptance Mtn	6.030%	Matures 2/18/03		181,383
SP SIC Pool	Target Corp	5.500%	Matures 4/1/07		256,795
SP SIC Pool	Wal-Mart Stores Inc	4.375%	Matures 7/12/07		284,975
SP SIC Pool	BECO 1999-1 A5	7.030%	Matures 3/15/12		464,812
SP SIC Pool	CIPGE 1997-1 A6	6.320%	Matures 9/25/05		142,285
SP SIC Pool	CISCE 1997-1 A5	6.280%	Matures 9/25/05		110,830
SP SIC Pool	CISDG 1997-1 A5	6.190%	Matures 9/25/05		44,756
SP SIC Pool	CISDG 1997-1 A6	6.310%	Matures 9/25/08		144,537
SP SIC Pool	COMED 1998-1 A6	5.630%	Matures 6/25/09		257,887
SP SIC Pool	COMED 1998-1 A7	5.740%	Matures 12/25/10		440,563
SP SIC Pool	CPL 2002-1 A2	5.010%	Matures 1/15/10		123,230
SP SIC Pool	IPSPT 1998-1 A5	5.380%	Matures 6/25/07		649,516
SP SIC Pool	IPSPT 1998-1 A6	5.540%	Matures 6/25/09		385,301
SP SIC Pool	PECO 1999-A A4	5.800%	Matures 3/1/07		143,692
SP SIC Pool	PECO 1999-A A7	6.130%	Matures 3/1/09		301,502
SP SIC Pool	PECO 2000-A A4	7.650%	Matures 3/1/10		758,424
SP SIC Pool	PPL 1999-1 A5	6.830%	Matures 3/25/07		607,227
SP SIC Pool	PPL 1999-1 A8	7.150%	Matures 6/25/09		311,316
SP SIC Pool	PPL 99-1 A 7	7.050%	Matures 6/25/09		468,637
SP SIC Pool	RNLT 2001-1 A2	4.760%	Matures 9/15/09		446,768
SP SIC Pool	Safeway Inc	6.150%	Matures 3/1/06		288,919
SP SIC Pool	Alltel Corp	7.250%	Matures 4/1/04		94,813
SP SIC Pool	Bellsouth Corp	5.000%	Matures 10/15/06		382,234
SP SIC Pool	British Telecom PLC	7.875%	Matures 12/15/05		249,858
SP SIC Pool	Ches Pot Tel MD	6.000%	Matures 5/1/03		45,303
SP SIC Pool	Southern N/E TCM Mtn	7.000%	Matures 8/15/05		203,309
SP SIC Pool	Verizon Global Funding	6.750%	Matures 12/1/05		245,644
SP SIC Pool	Verizon Global Funding Corp	6.125%	Matures 6/15/07		194,965
SP SIC Pool	ERAC USA FIN ENT 144A	6.625%	Matures 5/15/06		306,635
SP SIC Pool	FHL AEM 1B-0527	4.701%	Matures 9/01/32		300,372
SP SIC Pool	FNARM 661549	4.501%	Matures 9/01/32		128,158
CDSIC	Contl Airlines 1998-1B	6.748%	Matures 9/15/18		103,181
CDSIC	CMAOT 2002 A A4	4.240%	Matures 9/15/08		81,118
CDSIC	DaimlerChryslers NA	7.300%	Matures 1/15/12		38,330

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
CDSIC	FHL AEM 1B-0527	4.701%	Matures 9/01/32	$	232,619
CDSIC	Ford Motor Co	7.450%	Matures 7/16/31		144,425
CDSIC	IBM Corp	4.250%	Matures 9/15/09		61,459
CDSIC	GMAC	6.125%	Matures 8/28/07		142,479
CDSIC	Boeing Capital Corp	5.750%	Matures 2/15/07		53,422
CDSIC	Credit Suisse First Boston USA	6.500%	Matures 1/15/12		55,766
CDSIC	Morgan Stanley Dean Witter	6.600%	Matures 4/1/12		65,391
CDSIC	ABN AMRO BK SUB NT	7.125%	Matures 6/18/07		60,651
CDSIC	B B & T Corp	4.750%	Matures 10/1/12		43,600
CDSIC	B B & T Corp	6.500%	Matures 8/1/11		26,541
CDSIC	Bank of America Corp	5.250%	Matures 2/1/07		76,667
CDSIC	Bank of America Corp	4.875%	Matures 9/15/02		71,415
CDSIC	Diageo Capital PLC	3.500%	Matures 11/19/07		59,875
CDSIC	North Folk BanCorp 144A	5.875%	Matures 8/15/12		18,613
CDSIC	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04		77,146
CDSIC	Regions Financial Corporation	6.375%	Matures 5/15/12		73,375
CDSIC	State Street Corp	7.650%	Matures 6/15/10		52,632
CDSIC	Washington Mutual Bank FA	5.500%	Matures 1/15/13		59,170
CDSIC	Clear Channel	7.875%	Matures 6/15/05		114,522
CDSIC	Cox Communications	6.750%	Matures 3/15/11		39,104
CDSIC	Cox Communications Inc	7.875%	Matures 8/15/09		51,129
CDSIC	ConocoPhillips 144A	5.900%	Matures 10/15/32		47,728
CDSIC	Pemex Proj Funding Master Trust 144A	7.375%	Matures 12/15/14		73,950
CDSIC	Lowe's Companies	6.500%	Matures 3/15/29		48,374
CDSIC	Bottling Group LLC 144A	4.625%	Matures 11/15/12		53,306
CDSIC	Chevron Phillips Chem Co	5.375%	Matures 6/15/07		86,713
CDSIC	Reliant Energy Resources	6.500%	Matures 2/1/08		12,814
CDSIC	Appalachian Power Co	4.800%	Matures 6/15/05		91,355
CDSIC	Abbott Laboratories	5.625%	Matures 7/1/06		71,240
CDSIC	Anadarko Petroleum Corp	5.000%	Matures 10/1/12		53,049
CDSIC	Canadian Natural Resources	7.200%	Matures 1/15/32		80,186
CDSIC	Caterpillar Inc. Deb	8.000%	Matures 2/15/23		227,252
CDSIC	John Deere Capital Corp	7.000%	Matures 3/15/12		82,554
CDSIC	Cincinnati Gas & Electric Co	5.700%	Matures 9/15/12		48,501
CDSIC	Consolidated Edison Co NY	4.875%	Matures 2/1/13		35,894
CDSIC	Constellation Energy Group	6.350%	Matures 4/1/07		39,045
CDSIC	Consumers Energy Co	6.000%	Matures 3/15/05		75,325
CDSIC	Entergy Gulf States 144A	5.200%	Matures 12/3/07		53,617
CDSIC	Entergy Louisiana 1st Mtg	6.500%	Matures 3/1/08		119,007
CDSIC	Firstenergy Corp	7.375%	Matures 11/15/31		22,391
CDSIC	Nisource Finance Corp	7.625%	Matures 11/15/05		85,842
CDSIC	RFMSI 1999-S3 A1	6.500%	Matures 1/25/29		42,436
CDSIC	SUMT 2002 1 A2	6.340%	Matures 6/28/16		96,368
CDSIC	Oncor Electric Delivery	7.250%	Matures 1/15/33		53,040
CDSIC	Pinnacle West Capital Corp	6.400%	Matures 4/1/06		50,689
CDSIC	PPL Energy Supply LLC 144A	6.400%	Matures 11/1/11		60,133
CDSIC	Progress Energy	6.750%	Matures 3/1/06		31,041
CDSIC	PSEG Power LLC	8.625%	Matures 4/15/31		37,091
CDSIC	Sempra Energy	6.800%	Matures 7/1/04		77,376
CDSIC	Southern Power Co	6.250%	Matures 7/15/12		45,692
CDSIC	JDOT 2001 A A4	3.780%	Matures 9/15/08		136,486
CDSIC	Kellogg Company	6.600%	Matures 4/1/11		55,759
CDSIC	Kraft Foods	6.250%	Matures 6/1/12		86,870
CDSIC	McCormick & Co	6.400%	Matures 2/1/06		85,102
CDSIC	Kinder Morgan Inc	6.500%	Matures 9/1/12		62,642
CDSIC	GSR 2001-1 A12	4.612%	Matures 10/25/31		36,189
CDSIC	CFAB 2002 2 1A6	5.214%	Matures 8/25/13		117,616
CDSIC	CFAB 2002 3 1A6	4.707%	Matures 8/25/13		63,863
CDSIC	CFAB 2002-1 1A3	5.039%	Matures 12/25/23		133,769
CDSIC	MRFC 2001-HEIL A3	5.945%	Matures 2/25/11		192,198
CDSIC	SBHEL 2000-1 A6	7.250%	Matures 2/25/15		171,667
CDSIC	AIG SunAmerica Glob Financing XII 144A	5.300%	Matures 5/30/07		71,669
CDSIC	Allstate Financial Global Funding 144A	5.250%	Matures 2/1/07		107,853
CDSIC	Hartford Life	6.900%	Matures 6/15/04		93,437
CDSIC	MetLife Ins Co 144A	7.000%	Matures 11/1/05		195,059
CDSIC	Nationwide Financial Services	5.900%	Matures 7/1/12		81,553

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
CDSIC	Principal Mutual Finl	7.875%	Matures 3/1/24	$	188,621
CDSIC	XL Capital Ltd	6.500%	Matures 1/15/12		119,122
CDSIC	AT&T Corp	8.500%	Matures 11/15/31		86,470
CDSIC	Coca-Cola	5.250%	Matures 5/15/07		77,545
CDSIC	AOL Time Warner	7.625%	Matures 4/15/31		54,730
CDSIC	News America Holdings SR NT	8.500%	Matures 2/15/05		66,016
CDSIC	Alcan Inc	4.875%	Matures 9/15/12		61,575
CDSIC	INCO Ltd	7.750%	Matures 5/15/12		67,943
CDSIC	Masco Corp	5.875%	Matures 7/1512		67,536
CDSIC	AESOP 1998-A1	6.140%	Matures 5/20/06		191,001
CDSIC	Weyerhaeuser Company 144A	5.950%	Matures 11/1/08		50,326
CDSIC	Union Pacific Co	6.500%	Matures 4/15/12		66,425
CDSIC	SSBRV 2001-1 A3	4.740%	Matures 2/15/13		170,374
CDSIC	RNLT 2001-1 A4	5.630%	Matures 9/15/15		111,165
CDSIC	Sears Roebuck Acceptance	6.700%	Matures 4/15/12		50,631
CDSIC	Wal-Mart Stores Inc	4.375%	Matures 7/12/07		76,943
CDSIC	Kroger Co	6.200%	Matures 6/15/12		64,842
CDSIC	Baker Hughes Inc	6.875%	Matures 1/15/29		71,110
CDSIC	France Telecom	9.250%	Matures 3/1/11		27,609
CDSIC	Verizon Global Funding Corp	7.375%	Matures 9/1/12		21,316
CDSIC	Verizon Global Funding	7.750%	Matures 12/1/30		28,945
CDSIC	Verizon Florida Inc	6.125%	Matures 1/15/13		38,274
CDSIC	Viacom Inc	5.625%	Matures 8/15/12		36,549
CDSIC	UST Inc 144A	6.625%	Matures 7/15/12		72,055
Total noncredit card backed taxable bonds					**44,385,033**
SP SIC Pool	Fed Natl Mtg Assn 96-28PE	6.500%	Matures 3/25/20		94,209
SP SIC Pool	FHR 1628GC	5.850%	Matures 8/15/19		3,476
SP SIC Pool	FHR 1666 E	6.000%	Matures 12/15/19		6,558
SP SIC Pool	FHR 2296 PB	6.500%	Matures 3/15/31		770,086
SP SIC Pool	FHR 2378 PN	5.000%	Matures 7/15/11		962,998
SP SIC Pool	FHR 2439 KD	5.500%	Matures 6/15/22		1,115,846
SP SIC Pool	FHR 2500 GC	5.500%	Matures 1/15/15		345,235
SP SIC Pool	FNMA 99-31 KA	6.000%	Matures 6/25/11		63,871
SP SIC Pool	FNR 1996 53 PD	6.500%	Matures 6/18/10		153,503
SP SIC Pool	FNR 1997 84 PB	5.500%	Matures 1/25/08		237,204
SP SIC Pool	FNR 2002 43 A	5.500%	Matures 6/25/16		356,386
SP SIC Pool	GNR 2001 6 PB	6.500%	Matures 10/20/27		911,912
SP SIC Pool	GNR 2002 45 QX	5.500%	Matures 1/20/26		689,673
CDSIC	FannieMae Strip #322 2	6.000%	Matures 4/1/32		18,621
CDSIC	FHR 2457 PC	6.500%	Matures 3/15/28		214,614
CDSIC	FNR 98-W8 A6	5.875%	Matures 9/25/28		148,447
CDSIC	FNS 319 2	6.500%	Matures 2/1/32		20,109
CDSIC	FNW 2002 W5 A15	5.500%	Matures 5/25/28		237,478
CDSIC	FSPC T-31 A6	6.502%	Matures 11/25/30		192,266
Total U.S. agency-backed collateralized mortgage obligations					**6,542,493**
SP SIC Pool	ACMMT 96-A A1	6.000%	Matures 11/15/05		148,855
SP SIC Pool	AMXCA 1999-2 A	5.950%	Matures 12/15/06		375,019
SP SIC Pool	AMXCA 2000-1 A	7.200%	Matures 9/17/07		441,134
SP SIC Pool	AMXMT 1998-1A	5.900%	Matures 4/15/04		315,350
SP SIC Pool	BOIT 2002 A3 A3	3.590%	Matures 5/15/10		270,277
SP SIC Pool	BOIT 2002 A4 A4	2.940%	Matures 6/16/08		590,827
SP SIC Pool	CCIMT 1999-2 A	5.875%	Matures 3/10/11		498,984
SP SIC Pool	CCIMT 97-6	17.400%	Matures 8/15/06		86,040
SP SIC Pool	CCIMT 98-2 A	6.050%	Matures 1/15/10		607,890
SP SIC Pool	CCIMT 98-3A	5.800%	Matures 2/7/05		318,053
SP SIC Pool	CCIMT 99-1 A	5.500%	Matures 2/15/06		94,128
SP SIC Pool	CHAMT 1998-3 A	6.000%	Matures 8/15/5		89,804
SP SIC Pool	CHEMT 1996-2 A	5.980%	Matures 9/15/08		334,152
SP SIC Pool	CHEMT 1996-3 A	7.090%	Matures 2/15/09		505,215
SP SIC Pool	DCMT 1993-3A	6.200%	Matures 5/16/06		92,683
SP SIC Pool	DCMT 1998-6 A	5.850%	Matures 1/17/06		92,871

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset			Current value
SP SIC Pool	DCMT 2001 5 A	5.300%	Matures 11/15/06	$ 53,602
SP SIC Pool	DHMT 1998-1A	5.900%	Matures 5/25/06	226,655
SP SIC Pool	FCCMT 2000-C A	7.020%	Matures 2/15/08	222,277
SP SIC Pool	HPLCC 2002 1 A	5.500%	Matures 1/18/11	313,203
SP SIC Pool	MBNAM 1997-1 A	6.550%	Matures 1/15/07	142,946
SP SIC Pool	MBNAM 1998-J A	5.250%	Matures 2/15/06	272,848
SP SIC Pool	MBNAM 1998-D A	5.800%	Matures 12/15/05	90,684
SP SIC Pool	MBNAM 1999-B A	5.900%	Matures 8/15/11	719,099
SP SIC Pool	MBNAM 1999-J A	7.000%	Matures 2/15/12	720,695
SP SIC Pool	MBNAN 2000-E A	7.800%	Matures 10/15/12	426,251
SP SIC Pool	NBCMT 1993-2 A	6.000%	Matures 12/15/05	92,443
SP SIC Pool	PCCMT 2000-1 A	6.700%	Matures 10/15/09	507,136
SP SIC Pool	SCAMT 1996-3A	7.000%	Matures 7/15/08	292,791
SP SIC Pool	SCAMT 99-1 A	5.650%	Matures 3/17/09	367,452
SP SIC Pool	SCCMT 1993-2 A	5.950%	Matures 10/7/04	240,001
SP SIC Pool	SCCMT 1995-9 A	6.550%	Matures 10/7/07	282,467
SP SIC Pool	WFNMT 1996-B A	6.950%	Matures 4/15/06	90,497
SP SIC Pool	American Express	5.500%	Matures 9/12/06	290,707
SP SIC Pool	American General Fin	5.875%	Matures 7/14/06	191,828
SP SIC Pool	Aristar Inc	7.250%	Matures 6/15/06	361,397
SP SIC Pool	Associates Corp NA SR NTS	6.875%	Matures 2/1/03	91,326
SP SIC Pool	Associates Corp of North America	5.750%	Matures 11/1/03	92,366
SP SIC Pool	Associates Corp SR Mtn	6.490%	Matures 6/27/03	91,519
SP SIC Pool	CIT Group	6.500%	Matures 2/7/06	91,095
SP SIC Pool	Commercial Credit Co NTS	7.750%	Matures 3/1/05	100,074
SP SIC Pool	General Elec Cap Corp NT	8.850%	Matures 4/1/05	102,311
SP SIC Pool	General Electric Cap	8.500%	Matures 7/24/08	554,687
SP SIC Pool	General Electric Capital Corp NT	7.375%	Matures 1/19/10	104,607
SP SIC Pool	Heller Financial SNR NTS	6.000%	Matures 3/19/04	94,139
SP SIC Pool	Household Finance Corporation	7.000%	Matures 8/1/03	101,954
CDSIC	CCCIT 2000-A3 A3	6.875%	Matures 11/15/09	238,502
CDSIC	MBNAM 1998 E A	2.005%	Matures 9/15/10	91,110
CDSIC	MBNAM 1999 C B 144A FRN	2.391%	Matures 5/17/04	132,962
CDSIC	CIT Group Holdings SNR NTS	7.125%	Matures 10/15/04	27,390
CDSIC	CIT Group Holdings	7.750%	Matures 4/2/12	47,894
CDSIC	Countrywide Home Loans	5.500%	Matures 2/1/07	108,363
CDSIC	General Electric Capital Corp	6.000%	Matures 6/15/12	63,096
CDSIC	Household Finance Corporation	5.750%	Matures 1/30/07	24,137
CDSIC	Intl Lease Finance	6.375%	Matures 3/15/09	72,247
CDSIC	PHH Corp Mtn	8.125%	Matures 2/3/03	47,537
CDSIC	Wells Fargo Financial	5.500%	Matures 8/1/12	90,402
Total credit card backed taxable bonds				13,133,979
SP SIC Pool	FHLMC 15YR Gold EO-0584	6.000%	Matures 11/1/13	45,591
SP SIC Pool	FHLMC 15YR Gold E7-4373	6.000%	Matures 1/1/14	92,428
SP SIC Pool	FHLMC 15YR Gold E6-8269	6.000%	Matures 11/1/12	13,527
SP SIC Pool	FHLMC 15YR Gold E7-4577	6.000%	Matures 1/1/14	25,230
SP SIC Pool	FNMA 15YR 482540	6.000%	Matures 2/1/14	32,347
SP SIC Pool	FNMA 15YR 483928	6.000%	Matures 2/1/14	3,981
SP SIC Pool	FNMA 15YR 444909	6.000%	Matures 2/1/14	32,397
SP SIC Pool	FNMA 15YR 252345	6.000%	Matures 2/1/14	38,631
SP SIC Pool	FNMA 15YR 485663	6.000%	Matures 2/1/14	60,623
SP SIC Pool	Fannie Mae	3.875%	Matures 3/15/05	326,685
SP SIC Pool	Fed Natl Mtg Assn	zero coupon	Matures 1/24/03	159,151
SP SIC Pool	Federal National Mortgage Association 3.	3.500%	Matures 9/15/04	644,976
SP SIC Pool	FHLMC	3.500%	Matures 9/15/03	136,130
SP SIC Pool	FHLMC	4.500%	Matures 6/15/03	179,851
SP SIC Pool	FNMA	4.000%	Matures 8/15/03	136,927
SP SIC Pool	FNMA	3.125%	Matures 11/15/03	315,719
SP SIC Pool	FNMA Benchmark NTS	5.125%	Matures 2/13/04	187,606
SP SIC Pool	Tenn Valley Auth Global	6.375%	Matures 6/15/05	289,921
SP SIC Pool	Tennessee Valley Strip	zero coupon	Matures 5/1/03	159,118
CDSIC	Fed Natl Mortg Assn 407457	9.000%	Matures 6/1/17	53,058
CDSIC	FHLMC Gold C3-2195	6.000%	Matures 10/1/29	14,651
CDSIC	FHLMC Gold C2-8639	6.000%	Matures 7/1/29	103,840

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
CDSIC	FHLMC Gold C2-9471	6.000%	Matures 8/1/29	$	71,031
CDSIC	FHLMC Gold C6-8205	7.000%	Matures 6/1/32		192,438
CDSIC	FHLMC Gold C6-8248	7.000%	Matures 6/1/32		96,985
CDSIC	FHLMC Gold E8-8320	6.000%	Matures 3/1/17		252,156
CDSIC	FHLMC Gold E8-8578	6.000%	Matures 3/1/17		104,625
CDSIC	FHLMC Gold E0-1137	6.000%	Matures 3/1/17		111,812
CDSIC	FHLMC 7YR Balloon M8-0714	5.000%	Matures 12/01/08		194,153
CDSIC	FNMA 15 YR 254443	6.000%	Matures 9/1/17		342,790
CDSIC	FNMA 15 YR 323322	6.000%	Matures 10/1/13		109,770
CDSIC	FNMA 15 YR 357280	6.500%	Matures 5/1/17		238,591
CDSIC	FNMA 15 YR 545955	6.000%	Matures 9/1/17		434,816
CDSIC	FNMA 15 YR 575146	6.000%	Matures 4/1/16		68,700
CDSIC	FNMA 15 YR 575158	6.000%	Matures 5/1/16		70,238
CDSIC	FNMA 15 YR 535301	6.000%	Matures 4/1/15		112,009
CDSIC	FNMA 15 YR 576334	6.000%	Matures 3/1/16		1,099
CDSIC	FNMA 15 YR TBA	6.500%	Matures 1/1/18		222,779
CDSIC	FNMA 15 YR TBA	5.500%	Matures 1/1/18		176,081
CDSIC	FNMA 30 YR 432088	6.000%	Matures 7/1/28		5,472
CDSIC	FNMA 30 YR 431213	6.000%	Matures 6/1/28		30,619
CDSIC	FNMA 30 YR 421051	6.000%	Matures 4/1/28		43,758
CDSIC	FNMA 30 YR 436865	6.000%	Matures 8/1/28		41,729
CDSIC	FNMA 30 YR 439478	6.000%	Matures 8/1/28		5,453
CDSIC	FNMA 30 YR 443665	6.000%	Matures 12/1/28		32,532
CDSIC	FNMA 30 YR 444594	6.000%	Matures 9/1/28		20,790
CDSIC	FNMA 30 YR 443981	6.000%	Matures 9/1/28		8,496
CDSIC	FNMA 30 YR 481067	6.000%	Matures 1/1/29		139,317
CDSIC	FNMA 30 YR 456140	6.000%	Matures 1/1/29		52,096
CDSIC	FNMA 30 YR 479120	6.000%	Matures 1/1/29		44,577
CDSIC	FNMA 30 YR 504984	7.000%	Matures 8/1/29		14,213
CDSIC	FNMA 30 YR 535811	6.500%	Matures 4/1/31		118,645
CDSIC	FNMA 30 YR 449197	6.000%	Matures 12/1/28		379,060
CDSIC	FNMA 30 YR 252233	6.000%	Matures 11/1/28		60,449
CDSIC	FNMA 30 YR 650075	6.500%	Matures 7/1/32		144,865
CDSIC	FNMA 30 YR 254550	6.500%	Matures 12/1/32		41,330
CDSIC	FNMA 30 YR TBA	5.500%	Matures 1/1/33		490,007
CDSIC	FNMA 30 YR TBA	6.500%	Matures 1/1/33		70,788
CDSIC	GNMA 15 YR 781312X	7.000%	Matures 12/15/13		125,370
CDSIC	GNMA 15 YR 780766X	7.000%	Matures 3/15/13		43,160
CDSIC	GNMA 30 YR 030596X	9.500%	Matures 8/15/09		4,507
CDSIC	GNMA 30 YR 404230X	6.500%	Matures 7/15/28		8,739
CDSIC	GNMA 30 YR 404210X	6.500%	Matures 7/15/28		21,690
CDSIC	GNMA 30 YR 404215X	6.500%	Matures 7/15/28		9,679
CDSIC	GNMA 30 YR 034260X	9.500%	Matures 7/15/09		10,807
CDSIC	GNMA 30 YR 035820X	9.500%	Matures 10/15/09		11,806
CDSIC	GNMA 30 YR 467089X	6.500%	Matures 7/15/28		25,834
CDSIC	GNMA 30 YR 467094X	6.500%	Matures 7/15/28		14,798
CDSIC	GNMA 30 YR 469128X	6.500%	Matures 2/15/28		8,643
CDSIC	GNMA 30 YR 471719X	6.500%	Matures 7/15/28		23,059
CDSIC	GNMA 30 YR 414058X	8.000%	Matures 7/15/25		5,872
CDSIC	GNMA 30 YR 410041X	8.000%	Matures 6/15/25		9,219
CDSIC	GNMA 30 YR 407628X	8.000%	Matures 7/15/25		108
CDSIC	GNMA 30 YR 394440X	8.000%	Matures 7/15/25		19,943
CDSIC	GNMA 30 YR 334777X	7.500%	Matures 8/15/25		261
CDSIC	GNMA 30 YR 414842X	7.500%	Matures 11/15/25		878
CDSIC	GNMA 30YR 408776X	7.500%	Matures 9/15/25		1,838
CDSIC	GNMA 30 YR 402719X	7.500%	Matures 9/15/25		2,015
CDSIC	GNMA 30 YR 413132X	7.500%	Matures 9/15/25		4,081
CDSIC	GNMA 30 YR 419865X	7.500%	Matures 11/15/25		1,626
CDSIC	GNMA 30 YR 415757X	7.500%	Matures 11/15/25		3,023
CDSIC	GNMA 30 YR 780220X	7.500%	Matures 8/15/25		17,663
CDSIC	GNMA 30 YR 365471X	7.500%	Matures 10/15/25		8,313
CDSIC	GNMA 30 YR 379650X	7.500%	Matures 8/15/25		9,999
CDSIC	GNMA 30 YR 418755X	7.500%	Matures 11/15/25		9,073
CDSIC	GNMA 30YR 413151X	7.500%	Matures 10/15/25		6,504
CDSIC	GNMA 30 YR 404229X	6.500%	Matures 7/15/28		21,535
CDSIC	GNMA 30 YR 781129X	7.000%	Matures 11/15/28		424,399

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset			Current value
CDSIC	GNMA 30 YR 486873X	6.500%	Matures 1/15/29	$ 145,959
CDSIC	GNMA I TBA	5.500%	Matures 1/1/33	240,820
CDSIC	GNMA I TBA	7.500%	Matures 1/1/33	206,056
CDSIC	GNMA II TBA	6.000%	Matures 1/1/33	864,747
CDSIC	GNMA II TBA	6.500%	Matures 1/1/33	89,279
CDSIC	GNMA II 30 YR 003286M	6.500%	Matures 9/15/32	239,078
CDSIC	GNMA II 30 YR 003053M	6.500%	Matures 3/20/31	23,477
CDSIC	Govt Natl Mort Assn 405829X	9.000%	Matures 1/15/25	953
CDSIC	Govt Natl Mort Assn 365324X	9.000%	Matures 4/15/25	2,033
CDSIC	Govt Natl Mortg Assn 394403X	9.000%	Matures 3/15/25	1,394
CDSIC	Govt Natl Mortg Assn 401779X	9.000%	Matures 1/15/25	966
CDSIC	Govt Natl Mortg Assn 392427X	9.000%	Matures 7/15/24	1,122
CDSIC	Govt Natl Mortg Assn 392712X	9.000%	Matures 11/15/24	83
CDSIC	Govt Natl Mortg Assn 030937X	9.500%	Matures 7/15/09	3,522
CDSIC	Govt Natl Mortg Assn 404683X	9.000%	Matures 9/15/24	1,755
CDSIC	Govt Natl Mortg Assn 033287X	9.500%	Matures 8/15/09	266
CDSIC	Govt Natl Mortg Assn 405784X	9.000%	Matures 10/15/24	1,965
CDSIC	Govt Natl Mortg Assn 032836X	9.000%	Matures 9/15/09	162
CDSIC	Govt Natl Mortg Assn 185467X	9.500%	Matures 2/15/19	801
CDSIC	Govt Natl Mortg Assn 162659X	9.500%	Matures 10/15/19	321
CDSIC	Govt Natl Mortg Assn 405430X	9.000%	Matures 3/15/25	2,186
CDSIC	Govt Natl Mortg Assn 386988X	9.000%	Matures 2/15/25	1,759
CDSIC	Govt Natl Mortg Assn 396494X	9.000%	Matures 1/15/25	1,595
CDSIC	Govt Natl Mortg Assn 178403X	9.500%	Matures 10/15/20	1,894
CDSIC	Govt Natl Mortg Assn 405828X	9.000%	Matures 1/15/25	539
CDSIC	Govt Natl Mortg Assn 408092X	9.000%	Matures 2/15/25	993
CDSIC	Govt Natl Mortg Assn 411313X	9.000%	Matures 4/15/25	709
CDSIC	Govt Natl Mortg Assn 268444X	9.500%	Matures 10/15/19	186
CDSIC	Govt Natl Mortg Assn 163253X	9.500%	Matures 8/15/20	759
CDSIC	Govt Natl Mortg Assn 294660X	9.500%	Matures 10/15/20	435
CDSIC	Govt Natl Mortg Assn 272790X	9.500%	Matures 2/15/19	2,635
CDSIC	Govt Natl Mortg Assn 277409X	9.500%	Matures 8/15/19	1,764
CDSIC	Govt Natl Mortg Assn 280406X	9.500%	Matures 6/15/19	48
CDSIC	Govt Natl Mortg Assn 286907X	9.500%	Matures 10/15/20	1,437
CDSIC	Govt Natl Mortg Assn 287879X	9.500%	Matures 4/15/20	1,203
CDSIC	Govt Natl Mortg Assn 288487X	9.500%	Matures 9/15/20	485
CDSIC	Govt Natl Mortg Assn 251288X	9.500%	Matures 1/15/19	871
CDSIC	Govt Natl Mortg Assn 290217X	9.500%	Matures 9/15/20	955
CDSIC	Govt Natl Mortg Assn 290228X	9.500%	Matures 10/15/20	1,166
CDSIC	Govt Natl Mortg Assn 291017X	9.500%	Matures 9/15/20	423
CDSIC	Govt Natl Mortg Assn 291239X	9.500%	Matures 10/15/20	2,652
CDSIC	Govt Natl Mortg Assn 286946X	9.500%	Matures 9/15/20	324
CDSIC	Govt Natl Mortg Assn 292445X	9.500%	Matures 9/15/20	2,926
CDSIC	Govt Natl Mortg Assn 288964X	9.500%	Matures 4/15/20	280
CDSIC	Govt Natl Mortg Assn 780074X	9.000%	Matures 12/15/22	16,340
CDSIC	Govt Natl Mortg Assn 780015X	9.000%	Matures 11/15/24	4,650
CDSIC	Govt Natl Mortg Assn 362313X	9.000%	Matures 7/15/24	2,611
CDSIC	Govt Natl Mortg Assn 370804X	9.000%	Matures 8/15/24	3,552
CDSIC	Govt Natl Mortg Assn 354579X	9.000%	Matures 4/15/23	6,190
CDSIC	Govt Natl Mortg Assn 389976X	9.000%	Matures 6/15/24	2,574
CDSIC	Govt Natl Mortg Assn 392381X	9.000%	Matures 6/15/24	1,149
CDSIC	Govt Natl Mortg Assn 294902X	9.500%	Matures 9/15/20	997
CDSIC	Govt Natl Mortg Assn 297473X	9.500%	Matures 10/15/20	145
CDSIC	Govt Natl Mortg Assn 203847X	9.500%	Matures 12/15/18	550
CDSIC	Govt Natl Mortg Assn 1 295039X	9.500%	Matures 10/15/20	85
CDSIC	Govt Natl Mortg Assn I 380673X	8.500%	Matures 12/15/24	2,645
CDSIC	Govt Natl Mortg Assn I 292918X	9.500%	Matures 9/15/20	963
CDSIC	Govt Natl Mortg Assn I 294738X	9.500%	Matures 9/15/20	2,119
CDSIC	Govt Natl Mortg Assn I 289379X	9.500%	Matures 8/15/20	168
CDSIC	Govt Natl Mortg Assn I 290226X	9.500%	Matures 9/15/20	97
CDSIC	Govt Natl Mortg Assn I 389628X	8.500%	Matures 10/15/24	7,429
CDSIC	Govt Natl Mortg Assn I 404122X	8.000%	Matures 7/15/25	8,830
CDSIC	Govt Natl Mortg Assn II 002271M	8.500%	Matures 8/20/26	5,377
CDSIC	Govt Natl Mortg Assn II 002306M	8.500%	Matures 10/20/26	18,126
CDSIC	Govt Natl Mortg Assn II 002038M	8.500%	Matures 7/20/25	1,878
CDSIC	Fed Hm Ln Bk Bd	5.800%	Matures 9/2/08	327,849

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year

December 31, 2002

Identity of issue	Description of asset				Current value
CDSIC	Fannie Mae	5.250%	Matures 8/1/12	$	84,909
CDSIC	FHLMC	6.750%	Matures 3/15/31		62,443
CDSIC	FHLMC	4.875%	Matures 3/15/07		326,635
CDSIC	Freddie Mac	6.250%	Matures 7/15/32		56,981
CDSIC	Freddie Mac	5.750%	Matures 1/15/12		36,807
CDSIC	Freddie Mac	5.125%	Matures 7/15/12		327,171
CDSIC	US Treasury NT	4.250%	Matures 11/15/03		706,396
CDSIC	Treasury Infl Indx	3.875%	Matures 1/15/09		481,715
CDSIC	US Treasury Bonds	7.250%	Matures 5/15/16		148,497
CDSIC	US Treasury Bonds	6.250%	Matures 8/15/23		247,223
CDSIC	US Treasury Notes	6.500%	Matures 8/15/05		885,919
CDSIC	United States Treasury	4.875%	Matures 2/15/12		19,064
CDSIC	United States Treasury	3.500%	Matures 11/15/06		596,901
CDSIC	US Treasury	6.500%	Matures 2/15/10		50,211
CDSIC	US Treasury	6.250%	Matures 5/15/30		615,710
CDSIC	US Treasury	5.375%	Matures 2/15/31		30,466
CDSIC	US Treasury	5.000%	Matures 8/15/11		41,967
CDSIC	US Treasury Bonds	6.125%	Matures 11/15/27		166,576
CDSIC	US Treasury Note	5.875%	Matures 11/15/04		352,674
CDSIC	US Treasury Note	4.750%	Matures 11/15/08		1,414,709
CDSIC	US Treasury Notes	6.500%	Matures 11/15/26		200,656
Total government agency nontaxable bonds					**17,572,029**
SP SIC Pool	Government Trust Certificate Ser T-4	zero coupon	Matures 11/15/03		523,544
SP SIC Pool	Govt Trust Cert Ser 2-F	zero coupon	Matures 5/15/04		199,342
SP SIC Pool	Govt Trust Ctfs Zero Cpn	zero coupon	Matures 5/15/03		87,930
Total government trust certificates					**810,816**
Bank of America 00-062	Wrap Agreement				(655,193)
Monumental Life BDA188TR	Wrap Agreement				(655,192)
Rabobank JCPE089601	Wrap Agreement				(655,481)
State Street Bank *	Wrap Agreement				(1,210,266)
UBS AG – 3020	Wrap Agreement				(655,193)
Total wrap agreements					**(3,831,325)**
Participant Loans	Interest rates ranged from 5.25% to 5.75% charged during the Plan year.				**10,017,759**
Funds held with insurance companies					
Canada Life Assurance (P-50201)	Guaranteed Investment Contract	6.08%			1,191,290
Canada Life Assurance (P-50202)	Guaranteed Investment Contract	6.12%			1,178,472
Canada Life Assurance (P-50203)	Guaranteed Investment Contract	5.90%			1,170,680
GE Capital (GS - 3728)	Guaranteed Investment Contract	5.62%			915,918
GE Life & Annuity (GS - 3360)	Guaranteed Investment Contract	7.14%			1,316,965
GE Life & Annuity (GS - 3716)	Guaranteed Investment Contract	6.00%			924,601
GE Life & Annuity (GS - 3762)	Guaranteed Investment Contract	4.65%			586,218
GE Life & Annuity (GS - 3763)	Guaranteed Investment Contract	4.50%			585,861
GE Life & Annuity (GS - 3359)	Guaranteed Investment Contract	7.11%			1,315,812
Pacific Life - G-26604.01	Guaranteed Investment Contract	7.62%			1,267,959
Pacific Life - G-26604.02	Guaranteed Investment Contract	7.15%			1,238,867
Pacific Life - G-26604.03	Guaranteed Investment Contract	5.77%			1,184,740
Pacific Life - G-26604.04	Guaranteed Investment Contract	5.69%			1,144,555
Protective Life - GA-1669	Guaranteed Investment Contract	7.78%			1,272,768
Travelers - GR-17761	Guaranteed Investment Contract	7.11%			1,237,983
Travelers - GR-17847	Guaranteed Investment Contract	6.25%			1,195,221
Travelers - GR-18305	Guaranteed Investment Contract	5.18%			818,977
Travelers - GR-18347	Guaranteed Investment Contract	5.13%			907,102
New York Life - 31116	Guaranteed Investment Contract	7.40%			1,289,876
New York Life - 31116-002	Guaranteed Investment Contract	7.27%			1,244,517
New York Life - 31116-003	Guaranteed Investment Contract	6.15%			1,193,021
New York Life - 31317	Guaranteed Investment Contract	5.73%			1,145,233
Metropolitan 25647	Guaranteed Investment Contract	7.16%			1,241,392
Total guaranteed investment contracts					**25,568,029**
Total investments				$	**356,447,937**

*Party-in-interest transactions.

See accompanying independent auditors' report.

ECKERD CORPORATION
401(k) SAVINGS PLAN

Schedule H, Line 4(j) - Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Expenses incurred in connection with the transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:								
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	117	$ 222,238,304	$ —	$ —	$ 222,238,304	$ 222,238,304	$ —
Sales:								
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	133	—	221,495,424	—	221,495,424	221,495,424	—

*Party-in-interest transactions.

See accompanying independent auditors' report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECKERD CORPORATION 401(k) SAVINGS PLAN

By: 

Kenneth R. O'Leary
Vice President/Human Resources
Eckerd Corporation

June 27, 2003

INDEPENDENT AUDITORS' CONSENT

The Eckerd Corporation
Eckerd Human Resources and Investment Committee:

We consent to the incorporation by reference in the registration statements (Nos. 33-24462,* 33-56993, 33-59666, 333-33343-99) on Form S-8 of J.C. Penney Company, Inc. of our report dated June 20, 2003 relating to the statement of net assets available for benefits of the Eckerd Corporation 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits and related schedules for the year then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Eckerd Corporation 401(k) Savings Plan.

*333-73140

KPMG LLP

Tampa, Florida
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the Annual Report on Form 11-K of the Eckerd Corporation 401(k) Savings Plan ("Plan"), for the period ended December 31, 2002 ("Annual Report") that, to his knowledge, the Annual Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Form 11-K.

By: 

Kenneth R. O'Leary
Vice President/Human Resources
Eckerd Corporation

June 27, 2003